Exhibit 4
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 25 September 2006 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 630.8683p per share.